Exhibit 99.9

Press release

BOOKHAM ANNOUNCES EXPANSION OF GLOBAL MANUFACTURING CAPABILITY

Oxfordshire, UK, March 17, 2004 – Bookham Technology (LSE: BHM; NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems, is to open an advanced manufacturing facility in Shenzhen, China as part of its wider strategy for the Asia Pacific region, where Bookham has seen revenue growth in the last two years.  The factory in Shenzhen was obtained through Bookham’s recent acquisition of New Focus, Inc.

Bookham’s plant in Shenzhen covers 250,000 square feet, including state of the art cleanrooms, and will be a key assembly and test facility for the company.  The first products to be manufactured in Shenzhen will be Transmitter Optical Assemblies (TOAs) and Receiver Optical Assemblies (ROAs), simple amplifiers, connectors and fiber assembly.

“Bookham has already demonstrated its ability to relocate product and processes around the world.  We have successfully relocated an indium phosphide (InP) wafer fab facility from Ottawa, Canada, to Caswell, UK, during 2003, six months ahead of schedule, with no impact to our growing customer base,” said Liam Nagle, President and Chief Operating Officer at Bookham Technology.  “We have a track record of managing change successfully and we will use the same processes and management focus to create and transition the products to Shenzhen, in a similar way to that which we have done over the last two years.”

Siak Chiew (SC) Lim has already been appointed as Vice President of Asia Pacific Operations and is responsible for leading the manufacturing start-up in Shenzhen.  Prior to joining Bookham, Mr Lim spent 20 years at Intel where he held a number of senior management positions, including general manager of manufacturing operations in Malaysia, Puerto Rico and Ireland.  SC also led the manufacturing development of Intel’s flip-chip PGA platform in the United States, and served as the platform’s assembly and test manufacturing Chairperson Worldwide.

“This is an important time for Bookham Technology,” said SC.  “In choosing to open a facility in Shenzhen, Bookham is recognising the potential within China as well as the greater Asia Pacific region.  We are looking to recruit for a range of positions and believe that this will be the start of a long-term relationship that benefits Bookham, Shenzhen and our customers.”

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www.bookham.com	Thinking optical solutions

Notes to editors

(1) Bookham Technology completed the acquisition of New Focus on March 8, 2004.  New Focus is based in San Jose, California.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired the business of Cierra Photonics Inc. and Ignis Optics, Inc.  In March 2004, the company completed the acquisition of New Focus, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.